



Petroleum Development Corporation

2006 Annual Results
May 29, 2007

Thomas E. Riley, President

Richard W. McCullough, CFO & Treasurer

Eric R. Stearns, EVP Exploration & Production

NASDAQ GSM: PETD



Petroleum Development Corporation

Forward Looking Statements



This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
120 Genesis Boulevard
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.6256
Fax: 304.842.0913
www.petd.com

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Company Snapshot



❖ **Market Cap** (04/30/07)   ✓ Approx. $760 Million

❖ **Proved Reserves** (12/31/06)   ✓ 323 Bcfe

❖ **Production** (12/31/06)   ✓ 16.9 Bcfe

❖ **Production Profile** (1Q07)   ✓ 78% N.Gas/ 22% Oil

❖ **EBITDA** (12/31/06)   ✓ $423.6 Million

❖ **Total Equity**   ✓ $360.1 Million

2006 Summary



- Capital Expenditures were $165 Million
- Company bought back 1.6 million shares (10% of outstanding)
- Production grew from 13.7 Bcfe in 2005 to 16.9 Bcfe in 2006 (24% increase)
- Estimated proved reserves grew 17.5% from 275 Bcfe @ YE 2005 to 323 Bcfe @ YE 2006
- Lease sale proceeds of $354 Million

Financial Results
($ in millions, except for per share data)



	2006	2005
Revenues	$287	$325
Total Expenses	$233	$267
Gain on Sale of Leasehold	$328	$8
Income from Operations	$382	$65
Net Income	$238	$41
Diluted Earnings Per Share	$15.11	$2.52

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Revenue



- Change in partnership revenue recognition reduced 2006 revenue by $75 million

- Does not include impact of lease sale

- O&G sales revenue increased from $103 million to $115 million
  - 2006 $6.80 Mcfe compared to 2005 $7.51 Mcfe

Net Income



237.8

($ in millions)

- **Net Income of $237.8 million**
  - $41.5 million in 2005
  - Includes $201 million after-tax gain on sale of property
  - $15.11 EPS (diluted) compared to $2.52 in 2005

EBITDA



- Includes gain on sale of leases to Marathon of $328 million

- Affected by unrealized losses (gains):
  - 2006 $7.2 million gain
  - 2005 $3.0 million loss
  - 2004 $1.5 million loss

- EBITDA = Net Income + Interest Expense + Income Taxes + Depreciation, depletion, amortization

Increasing Production



Bcf Equivalents
30
25
20
15
10
5
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
Oil
Natural Gas

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Increasing Estimated Proved Reserves



BCF Equivalents
350
300
250
200
150
100
50
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Oil
Natural Gas

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.



Petroleum Development Corporation

Drilling Activity

500
400
300
200
100
0
2002
2003
2004
2005
2006
2007E
Gross Wells
Net Wells

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

2007 Production Forecast Update

2007 Production Forecast



Bcf Equivalents

1Q   2Q   3Q   4Q

■ **Forecast**   □ **Actual**

- Estimated 2007 Production of 28 Bcfe

- Estimated 2007 Exit Rate of 100 MMcfd

- Estimated YE 2007 Proved Reserves >500 Bcfe

- Mid year production increase a result of:

- Anticipated start-up of Garden Gulch compression facility (Grand Valley)
  - Current capacity 17 MMcfd, expansion to 50MMcfd
  - Estimated on-line 30-60 days

- Positive impact of reducing back-log of wells awaiting turn-in located in Grand Valley, Wattenberg and NECO areas.
  - Approximately 20 gross wells in each area awaiting turn-in
  - Additional production volumes expected due to reduced line pressure in Grand Valley anticipated with start-up of new facility

2007 Production Forecast Update

2007 Forecast by Area (MMcfe)

Area	1Q Actual	Actual/Forecast	Forecast				
			1Q	2Q	3Q	4Q	2007
Rocky Mountain	4,351	98%	4,435	5,041	6,794	7,405	23,675
Appalachian	640	102%	625	640	680	689	2,634
Michigan	461	111%	415	424	456	459	1,754
Company Total	**5,452**	**100%**	**5,475**	**6,104**	**7,931**	**8,553**	**28,063**

Rocky Mountain Forecast by Area (MMcfe)

Area	1Q Actual	Actual/Forecast	Forecast				
			1Q	2Q	3Q	4Q	2007
Wattenberg	2,196	95%	2,314	2,586	3,149	3,361	11,410
Grand Valley	1,245	117%	1,064	1,245	2,086	2,094	6,490
NECO	733	88%	834	954	1,203	1,492	4,483
North Dakota	177	79%	224	256	355	458	1,293
Rocky Mountain Total	**4,351**	**98%**	**4,435**	**5,041**	**6,794**	**7,405**	**23,675**

Major Operating Area Highlights

- Wattenberg Area production shortfall due to weather related issues, production not "lost" but delayed
- Grand Valley production positively impacted by facility improvements and greater # of wells inline
- NECO Area production difference due to fewer wells inline than anticipated



Grand Valley Well Completions

- **<u>Improved Completion Design</u>**

  - "Slick Water" – "Cleaner" "Better" fluid

  - Increase of average per well Estimated Ultimate Recover (EUR) from 1.25 Bcfe per well to 1.5 Bcfe per well

  - Increase in average Initial Production (IP) rate from 820 Mcfd to 1,100 Mcfd

2000 – 2004 Multi-stage, large frac interval

2005 More frac stages, smaller intervals

2006 Improved fluids, improved techniques

Grand Valley Well Completions





Piceance IP Distribution
Piceance IP, Mmcfe/d
# of Data Points 29
P10 1.6
P50 1.0
P90 0.7
Statistical Mean 1.10
2000 - 2004
2005
2006
0.82
0.70
1.10
0.1
1.0
10.0
IP, Mmcfe/d
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
Cumulative Probability
2006
Distribution
2005
2000-2004

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Grand Valley Well Completions



Piceance EUR Distribution
Piceance EUR, Bcfe
# of Data Points 29
P10 2.4
P50 1.5
P90 0.9
Statistical Mean 1.55
2000 - 2004
2006
2005
0.94
1.28
1.55
0.1
1.0
10.0
EUR, Bcfe
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
Cumulative Probability
2006
Distribution
2005
2000-2004

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Petroleum Development Corporation

Acquisitions Summary



- During December 2006 and January 2007, closed $209 Million in acquisitions ($18 Million non-1031)
  - 3P reserves acquired total an estimated 153 Bcfe (84% proved)
  - Acquisitions primarily in existing operating areas
    - Wattenberg Field, DJ Basin Colorado
    - Appalachian and Michigan Basins
- Additional properties acquired in February 2007
  - Estimated 26.6 Bcfe proved and probable reserves
  - $11.8 million purchase price

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Operating Strategies



- Consistent, scaleable results
- Lower risk projects
- Diversification - with focus areas
- Quality workforce and operations
- Flexibility to pursue options
  - Development
  - Acquisitions
  - Exploration

Strategic Focus in 2007 and Beyond



- Development operations in core areas
  - Accelerate development on acquired properties

- Strategic acquisitions

- Develop management, technical and support teams for future needs

- Pursue high potential exploration opportunities

- Maintain focus on increasing long-term shareholder value





Petroleum Development Corporation

2006 Annual Results

May 29, 2007

Thomas E. Riley, President

Richard W. McCullough, CFO & Treasurer

Eric R. Stearns, EVP Exploration & Production

NASDAQ GSM: PETD